FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated October 17, 2003, titled, “Repsol YPF Awarded the First International Contract for Developing Gas Fields in Mexico.”

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ITEM 1
Press Release

	Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 17th October 2003
Number of pages: 1

REPSOL YPF AWARDED THE FIRST INTERNATIONAL
CONTRACT FOR DEVELOPING GAS FIELDS IN MEXICO

     Repsol YPF was awarded a Services Contract for the development and exploitation of the Reynosa-Monterrey block in the Burgos basin in northern Mexico. The contract was awarded in the first international tender organized by the national Mexican company PEMEX, and involves participation in development and production activities in the country’s gas fields.

     The Reynosa-Monterrey block is in North East Mexico, bordering the U.S., south of the Rio Grande. The 3,552 km2 block includes 16 already discovered gas fields in operation. The objective is to increase production substantially through additional investments in development.

     Repsol YPF plans to invest USD 170 million in the next three years, with an estimated USD 42 million budget for 2004.

     The acquisition and processing of 700m2 of tri-dimensional seismic is expected to begin in the first quarter of 2004, with 8 new development wells to be drilled immediately afterwards. The impact of this investment should be reflected in gas production as of 2005. According to program, production is expected to increase five-fold from the current 400,000 m3 daily and reach 2 million m3 per day in 2007.

     Thanks to this contract, Repsol YPF is the first international company involved in gas and oil development and exploitation activities in Mexico, a country where the Company operates in gas distribution in Mexico D.F. through Gas Natural, serving one million customers in Monterrey, Nuevo Laredo, Saltillo, El Bajío, and Toluca.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: Octrober 17, 2003	By:	/s/ Luis Mañas

Name: Luis Mañas
Title: Chief Financial Officer